FEB 27 2009

Washington, DC
106

09040309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Investors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Lipkus (732) 855-5774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VL

OATH OR AFFIRMATION

I, William Lipkus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Investors Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTONIETTE GALLITANO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 10/15/2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
First Investors Corporation
New York, New York

We have audited the accompanying balance sheets of First Investors Corporation as of December 31, 2008 and 2007, and the related statements of operations and retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Investors Corporation at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 24, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation | N 2 | [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/08 [99]
SEC FILE NO. 8-13891 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 9,764,742	200			$ 9,764,742	750
2. Cash segregated in compliance with federal and other regulations	723,877	210			723,877	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	50,398	290			50,398	800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts	363,012	310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590	363,012	820
5. Receivables from non-customers:						
A. Cash and fully secured accounts	2,395,703	340				
B. Partly secured and unsecured accounts		350		600	2,395,703	830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/08

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable	Non-Allowable	Total
E. Stocks and warrants	[9]	$ [410]		
F. Options		[420]		
G. Arbitrage		[422]		
H. Other securities		13,359,962 [424]		
I. Sport commodities		[430]		$ 13,359,962 [850]
8. Securities owned not readily marketable:				
A. At Cost [8]	$ [130]	[440]	$ [610]	[860]
9. Other investments not readily marketable:				
A. At Cost	$ [140]			
B. At estimated fair value		[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities	$ [150]			
B. Other	$ [160] [10]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:				
A. Exempted securities	$ [170]			
B. Other	$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:				
A. Owned, at market value	$ [190]			
B. Owned at cost			[650]	
C. Contributed for use of company, at market value		[12]	[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	14,060 [670] [14]	14,060 [910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[490]	664,008 [680]	664,008 [920]
15. Other Assets:				
A. Dividends and interest receivable		[500]	[690]	
B. Free shipments		[510]	[700]	
C. Loans and advances		[520]	1,298,380 [710]	
D. Miscellaneous	[11]	[530]	3,507,963 [720]	4,806,343 [930]
16. TOTAL ASSETS		$ 26,657,694 [540] [13]	$ 5,484,411 [740]	$ 32,142,105 [940]

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/08

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agreement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	7,416,533 [1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other:	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of 15 $ [950]	[1120]		22 73,935 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		539,260 [1640]
C. Income taxes payable	[1180]		23 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Acrued expenses and other liabilities	[1190]		7,294,838 [1670]
F. Other	18 [1200]	[1380]	3,283,795 [1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/08

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
24. Notes and mortgages payable:						
A. Unsecured	$	1210			$	1690
B. Secured	25	1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders 24 $ [970]						
2. Includes equity subordination (15c3-1(d)) of $ [980]						
B. Securities borowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420	27	1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1(d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value			26	1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
26. TOTAL LIABILITIES	$	1230	$	1450	$ 18,608,361	1760

Ownership Equity			Total	
27. Sole Proprietorship			$	1770
28. Partnership-limited partners	$	1020	$	1780
29. Corporation:				
A. Preferred stock				1791
B. Common stock			28 1,000	1792
C. Additional paid-in capital			37,965,826	1793
D. Retained earnings			(24,433,082)	1794
E. Total			13,533,744	1795
F. Less capital stock in treasury			( )	1796
30. TOTAL OWNERSHIP EQUITY			$ 13,533,744	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 32,142,105	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800				$ 13,533,744	3480
2. Deduct Ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				13,533,744	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 13,533,744	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		$ 5,484,411	3540		
1. Additional charges for customers' and non-customers' security accounts		$	3550		
2. Additional charges for customers' and non-customers' commodity accounts			3560		
B. Aged fail-to-deliver			3570		
1. Number of items	3450				
C. Aged short security differences-less reserve of	$ 3460		3580		
number of items	3470				
D. Secured demand note deficiency			3590		
E. Commodity futures contracts and spot commodities - proproetary capital charges			3600		
F. Other deductions and/or charges		220,000	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			3615		
H. Total deductions and/or charges				(5,704,411)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions				$ 7,829,333	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities committments		$	3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Bankers' acceptances, certificates of deposit and commercial paper			3680		
2. U.S. and Canadian government obligations			3690		
3. State and municipal government obligations			3700		
4. Corporate obligations			3710		
5. Stocks and warrants			3720		
6. Options			3730		
7. Arbitrage			3732		
8. Other securities		267,199	3734		
D. Undue Concentration			3650		
E. Other (List)			3736	(267,199)	3740
10. Net Capital				$ 7,562,134	3750

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3758
13. Net capital requirement (greater of line 11 or 12)	$		3760
14. Excess net capital (line 10 less 13)	$		3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	34 $		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%		3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	250,000	3760
25. Excess net capital (line 10 less 24)	$	7,312,134	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$	7,262,134	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER

For the period (MMDDYY) from 1/01/08 [3932] to 12/31/08 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in listed equity securities executed on an exchange		$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter		107,274	3937
c. Commissions on listed option transactions			3938
d. All other securities commissions		68,106	3939
e. Total securities commissions		175,380	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in over-the-counter equity securities			3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities	3943		
b. From trading in debt securities			3944
c. From market making in options on a national securities exchange			3945
d. From all other trading			3949
e. Total gains or (losses)			3950
3. Gains or losses on firm securities investment accounts			
a. Includes realized gains (losses)	4235		
b. Includes unrealized gains (losses)	4236		
c. Total realized and unrealized gains (loses)			3952
4. Profits or (losses) from underwriting and selling groups			3955
a. Includes underwriting income from corporate equity securities	4237		
5. Margin interest			3960
6. Revenue from sale of investment company shares		47,227,485	3970
7. Fees for account supervision, investment advisory and administrative services			3975
8. Revenue from research services			3980
9. Commodities revenue			3990
10. Other revenue related to securities business		(27,677)	3985
11. Other revenue		335,249	3995
12. Total revenue		$ 47,710,437	4030
EXPENSES			
13. Registered representative's compensation		$ 35,354,761	4110
14. Clerical and administrative employees' expenses		6,688,917	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers			4120
a. Includes interest credited to General and Limited Partners capital accounts	4130		
16. Floor brokerage paid to certain brokers (see definition)			4055
17. Commissions and clearance paid to all other brokers (see definition)			4145
18. Clearance paid to non-brokers (see definition)			4135
19. Communications		2,455,603	4060
20. Occupancy and equipment costs		4,972,714	4080
21. Promotional costs		3,625,905	4150
22. Interest expense		1,920	4075
a. Includes interest on accounts subject to subordination agreements	4070		
23. Losses in error account and bad debts		26,451	4170
24. Data processing costs (including service bureau service charges)		771,405	4186
25. Non-recurring charges			4190
26. Regulatory fees and expenses		339,733	4195
27. Other expenses		(3,121,012)	4100
28. Total expenses		$ 51,116,397	4200
NET INCOME			
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		(3,405,960)	4210
30. Provision for Federal income taxes (for parent only)		(1,059,000)	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
32. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
33. Cumulative effect of changes in accounting principles			4225
34. Net income (loss) after Federal income taxes and extraordinary items		$ (2,346,960)	4230
MONTHLY INCOME			
35. Income (current month only) before provision for Federal income taxes and extraordinary items		$ N/A	4211

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/08

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	46 $ 73,935	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days	47 57,308	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 131,243	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List)	48	4469		
17. **Aggregate debit items			$	4470
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)			( )	4471
19. **TOTAL 14c3-3 DEBITS			$	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	49 $	4480
21. Excess of total credits over total debits (line 11 less line 19)	131,243	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	723,877	4510
24. Amount of deposit (or withdrawal) including $ ____ [4515] value of qualified securities	(390,000)	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ [4525] value of qualified securities	$ 333,877	4530
26. Date of deposit (MMDDYY)	1/05/09	4540

FREQUENCY OF COMPUTATION

27. Daily 50 ____ [4332] Weekly XX [4333] Monthly ____ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/08

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ..... $ N/A [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ..... N/A [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm [4335] N/A [4570]

D. (k)(3) — Exempted by order of the Commission ..... [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B ..... $ None [4586]
   A. Number of items ..... None [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ..... $ None [4588]
   A. Number of items ..... None [4589]

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ..... Yes X [4584] No [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Reconciliation with company's computation - excess as reported in company's Part II Focus Report was not materially different than this computation.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/08

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash	N/A	7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$ N/A	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$ N/A	7190

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/08

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54	4600	N/A 4601	4602	$ 4603	4604	4605
55	4610	4611	4612	4613	4614	4615
56	4620	4621	4622	4623	4624	4625
57	4630	4631	4632	4633	4634	4635
58	4640	4641	4642	4643	4644	4645
59	4650	4651	4652	4653	4654	4655
60	4660	4661	4662	4663	4664	4665
61	4670	4671	4672	4673	4674	4675
62	4680	4681	4682	4683	4684	4685
63	4690	4691	4692	4693	4694	4695

Total $ 64 N/A 4699*

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/08

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. **Equity Capital**				
A. Partnership Capital:				
1. General Partners	65 $	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)	66	4760		
4. Other (describe below)		4770		
2. **Subordinated Liabilities**				
A. Secured Demand Notes		4780		
B. Cash Subordinates		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. **Other Anticipated Withdrawals**				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans	67	4860		
C. Other (describe below)		4870		
Total			$ N/A	4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 11,880,705	4240
A. Net income (loss)			(2,346,960)	4250
B. Additions (includes non-conforming capital of	$	4263	68 4,000,000	4260
C. Deductions (includes non-conforming capital of	$	4272	0	4270
2. Balance, end of period (From Item 1800)			$ 13,533,744	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ None	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From Item 3520)	$ None	4330

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/08

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1.	Month end total number of stock record breaks unresolved over three business days				
	A. breaks long	$	4890		4900
	B. breaks short	$	4910		4920
2.	Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)	Yes [X]	4930	No [ ]	4940
3.	Personnel employed at end of reporting period:				
	A. Income producing personnel			720	4950
	B. Non-income producing personnel (all other)			100	4960
	C. Total			820	4970
4.	Actual number of tickets executed during current month of reporting period			1,412	4980
5.	Nunber of corrected customer confirmations mailed after settlement date				4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences	5000	$ 5010	5020	$ 5030
7. Security suspense accounts	5040	$ 5050	5060	$ 5070
8. Security difference accounts	5080	$ 5090	5100	$ 5110
9. Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11. Bank account reconcilliations — unresolved amounts over 30 calendar days	5200	$ 5210	5220	$ 5230
12. Open transfers over 40 calendar days, not confirmed	5240	$ 5250	5260	$ 5270
13. Transactions in reorganization accounts — over 60 calendar days	5280	$ 5290	5300	$ 5310
14. Total	5320	$ 5330	5340	$ 5350

	No. of Items	Leger Amount	Market Value
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	5360	$ 5361	5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)	5363	$ 5364	5365

17. Security concentrations (See instructions in Part I):			
A. Proprietary positions	$		5370
B. Customers' accounts under Rule 15c3-3	$		5374
18. Total of personal capital borrowings due within six months	$		5378
19. Maximum haircuts on underwriting commitments during the period	$		5380
20. Planned capital expenditures for business expansion during next six months	$		5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$		5384
22. Lease and rentals payable within one year	$	2,590,000	5386
23. Aggregate lease and rental commitments payable for entire term of the lease			
A. Gross	$	9,053,000	5388
B. Net	$		5390

OMIT PENNIES

See notes to financial statements.

FIRST INVESTORS CORPORATION

STATEMENT OF CASH FLOWS

Year ended December 31, 2008

DECREASE IN CASH AND CASH EQUIVALENTS	
Cash flows from operating activities	
Commissions and fees received – net	$ 7,012,824
Other revenue	1,878,827
Investment income received	297,163
Cash paid to suppliers and employees	(20,145,712)
Cash received from segregated trust account	304,965
Income taxes refunded	2,853,000
Net cash used for operating activities	(7,798,933)
Cash flows from investing activities	
Capital expenditures	(127,768)
Net cash used for investing activities	(127,768)
Cash flow from financing activities	
Advances to parent and affiliates	(1,294,389)
Capital contributions	4,000,000
Net cash provided by financing activities	2,705,611
Net decrease in cash and cash equivalents	(5,221,090)
Cash and cash equivalents	
Beginning of year	28,345,794
End of year	$ 23,124,704

DISCLOSURE OF ACCOUNTING POLICY

For cash flow purposes, investments in money market funds of $13,359,962 included in ***"Other Securities"*** are considered to be cash equivalents.

See notes to financial statements.

FIRST INVESTORS CORPORATION

STATEMENT OF CASH FLOWS – (Continued)

Year ended December 31, 2008

RECONCILIATION OF NET LOSS TO NET CASH USED FOR OPERATING ACTIVITIES	
Net loss	$ (2,346,960)
Adjustments to reconcile net loss to net cash used for operating activities	
Depreciation and amortization – fixed assets	146,105
Amortization of deferred sales commissions	981,058
Provision for deferred income taxes	1,794,000
(Increase) decrease in	
Receivable from dealers	3,261
Receivable from customers	(97,049)
Receivable from Funds – shares redeemed	(546,483)
Salesmen's advances – net	(613,012)
Prepaid expenses and miscellaneous receivables	1,966
Cash and cash equivalents segregated under federal regulations	304,965
Deferred sales commissions	(617,058)
Increase (decrease) in	
Payable for securities purchased	(827,264)
Payable to dealers	(785,892)
Accrued commissions payable	(146,783)
Accounts payable – suppliers	200,497
Accrued expenses and other liabilities	(5,250,284)
Net cash used for operating activities	$ (7,798,933)

See notes to financial statements.

(1) SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

First Investors Corporation (the ***"Company"***), a wholly-owned subsidiary of First Investors Consolidated Corporation *("FICC")*, is engaged in business as a broker-dealer primarily for the First Investors family of mutual funds (***"Funds"***) and First Investors insurance products.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other liabilities approximate fair value because of the short maturity of these items.

CASH EQUIVALENTS

The Company considers all investments in money market funds to be cash equivalents.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to risk of loss in the event the customer is unable to fulfill its contracted obligations, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Any loss from such transactions is not expected to have a material effect on the Company's financial statements.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis with related commission income and expenses recorded as of the trade date.

LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Leasehold improvements and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful life of the asset, ranging from 5 to 15 years, or the remaining life of the lease.

SALES COMMISSIONS

Sales commissions paid on sales of "A" shares of the Funds and other investment companies are charged to operations when paid. Sales commissions paid on sales of "B" shares of the Funds are charged to deferred sales commissions and amortized over four years. Early withdrawal charges on "B" shares of the Funds received by the Company from redeeming shareholders reduce unamortized deferred sales commissions first, with any remaining amount recorded in income. For the year ended December 31, 2008, amortization of deferred sales commissions amounted to approximately $981,000. The estimated amortization of deferred sales commissions for the following four years are as follows: 2009 - $599,000; 2010 - $409,000; 2011 - $225,000; and 2012 - $64,000.

DISTRIBUTION PLANS

Pursuant to separate underwriting agreements with the Funds, the Company is entitled to commissions on the sale of shares of the Funds in an amount ranging from one percent to six and one-quarter percent of the amount received on the sales. In addition, under separate distribution plans adopted under Rule 12b-1 of the Investment Company Act of 1940 for each Fund, the Company receives distribution and service fees ranging from .25% to 1.00% of the Fund's average daily net assets. The distribution fees are intended to cover the cost of distributing the Fund shares, including cost of sales promotion and office expenses. The service fees provide for servicing or maintenance of shareholder accounts, including payments to registered representatives who provide ongoing servicing to such accounts. Distribution fees are recorded in income or as a reduction of expenses when earned. For 2008, $9,742,000 of distribution fees were received from the Funds and recorded as a reduction to selling expenses.

INCOME TAXES

The Company files consolidated federal and certain state income tax returns with its parent and certain other wholly-owned subsidiaries of the parent. It is the policy of the parent to allocate the applicable federal taxes (benefits) to each subsidiary on a separate return basis.

The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, ***"Accounting For Income Taxes"***. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Management has analyzed the Company's tax positions taken on federal, state and local income tax returns for all open tax years (2005 – 2008) and has concluded that no additional adjustments are required in the Company's financial statements.

(2) CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2008, cash and cash equivalents of approximately $724,000 were segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934. The minimum amount required was approximately $131,000.

(3) RELATED PARTIES

The Company and certain wholly-owned subsidiaries of its parent share office space and data processing facilities. The Company is charged its proportionate share of expenses based on space occupied and usage of the data processing facilities. Additionally, the Company charges certain of its affiliates for management, office space and other services based upon time allocated to the management and operation of the affiliate and space occupied. During 2008, the Company charged certain of its affiliates approximately $4,871,000 for management and other services. The Company purchased approximately $2,772,000 of data processing services and approximately $729,000 of office space during 2008. The Company was also charged approximately $90,000 in 2008 for compensation costs for stock options of its parent granted to employees of the Company.

The Company also receives commissions and fees on the sale of various life insurance products from an affiliated life insurance company. For 2008, these commissions and fees amounted to approximately $4,173,000.

In addition to the outstanding advances between the Company and its affiliates, the Company also had approximately $9,575,000 deposited in an account of an affiliated federal savings bank, and approximately $13,360,000 invested in First Investors mutual funds, principally in the money market funds, at December 31, 2008.

The Company is dependent on capital contributions from FICC. In 2008, a capital contribution of $4,000,000 was received from FICC.

(4) PROFIT-SHARING PLAN

The Company is a sponsoring employer in a profit-sharing plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent. Contributions to the plan are determined annually by the Board of Directors. In addition, the Company is a sponsoring employer in a 401(k) savings plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent whereby employees may voluntarily contribute a percentage of their compensation with the Company matching a portion of the contributions of certain employees. The amount contributed by the Company in 2008 was not material. For 2008, the Company charged operations approximately $628,000 for its portion of the contribution to the profit-sharing plan.

(5) LEASES

The Company leases office space under terms of various lease agreements, certain of which are cancelable at the end of specified time periods and others which are non-cancelable, expiring at various times through 2014. Total rent expense, including amounts charged from affiliates and net of amounts charged to affiliates, was approximately $3,696,000. The minimum annual rental commitments relating to leases in effect as of December 31, 2008, exclusive of taxes and other charges by lessors subject to escalation clauses, are as follows:

2009	$2,590,000
2010	2,266,000
2011	1,723,000
2012	1,295,000
2013	959,000
2014 and thereafter	220,000
	$9,053,000

(6) LITIGATION

The Company is a defendant in a number of lawsuits involving claims for damages of the type normally associated with the Company's business. Management is of the opinion that such lawsuits will not have any material effect on the Company's financial position or results of operations.

(7) NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, required net capital shall not be less than 2% of aggregate debit items arising from customer security transactions. At December 31, 2008, the Company had net capital of approximately $7,562,000 or an excess of approximately $7,312,000, over net capital required of $250,000.

(8) INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Current	
Federal	$(2,855,000)
State and local	2,000
	(2,853,000)
Deferred	
Federal	1,605,000
State and local	189,000
	1,794,000
Total	$(1,059,000)

The difference between the statutory federal tax rate and the effective tax rate in the financial statements results from the paying of minimum state income taxes in certain jurisdictions.

Deferred tax liabilities (assets) are comprised of the following:

Accrued expenses	$ (287,000)
Depreciation	(11,000)
Deferred sales commissions	(162,000)
Deferred compensation	(860,000)
	$(1,320,000)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
First Investors Corporation
New York, New York

In planning and performing our audit of the financial statements of First Investors Corporation (the ***"Company"***) as of and the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g), **(1)** in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); **(2)** in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; **(3)** in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and **(4)** in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 24, 2009

TAIT, WELLER & BAKER LLP
Certified Public Accountants
Philadelphia, New Jersey, New York
www.taitweller.com

FIRST INVESTORS CORPORATION

ANNUAL AUDITED REPORT
FORM X-17A-5

DECEMBER 31, 2008

TAIT, WELLER & BAKER LLP